[KBA GROUP LLP LETTERHEAD]

October 12, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Xcorporeal, Inc.

We are the former auditors of CT Holdings Enterprises, Inc. (now Xcorporeal, Inc.) (the “Company”). We have read the Company’s disclosure in the section “Changes in Registrant’s Certifying Accountant” as included in Section 4.01 of the Company’s Form 8-K dated October 12, 207, and are in agreement with the disclosure in that section, insofar as it pertains to our firm. We have no basis to agree or disagree with other statements of the Company contained in that section or elsewhere in the Form 8-K, as referred to above.

Yours truly,

/s/ KBA Group LLP

KBA GROUP LLP

cc:	Audit Committee Chairman
Xcorporeal, Inc.
11150 Santa Monica Boulevard
Suite 340
Los Angeles, California 90025